Heska Corporation
3760 Rocky Mountain Ave
Loveland, CO 80538

www.Heska.com
April 1, 2016
VIA EDGAR
Ms. Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Heska Corporation
Preliminary Revised Proxy Statement filed under cover of Schedule 14A
Filed December 17, 2015
File No. 000-22427

Dear Ms. Hayes and Mr. McCann:

This letter sets forth the response of Heska Corporation, a Delaware corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the letter to the undersigned dated December 29, 2015 (the “Comment Letter”), with respect to the Company’s Preliminary Revised Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2015 (the “Proxy Statement”). A revised preliminary proxy statement is filed with the Commission herewith (the “Revised Proxy Statement”) under cover of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to address, among other things, the comments of the Staff as set forth in the Comment Letter to the extent discussed below.

As previously discussed with Mr. McCann, as a result of the passage of time and other considerations, the Company has decided to seek stockholder approval of the proposals set forth in the Proxy Statement at the Company’s upcoming 2016 annual meeting of stockholders rather than at an earlier special meeting of the stockholders. The Company is therefore filing its Revised Proxy Statement in conjunction with its 2016 annual meeting of stockholders. Since the Revised Proxy Statement contains additional information regarding routine and other annual meeting related matters not previously contemplated in the Proxy Statement, a comprehensive courtesy redline has not been included with this letter. We understand that the Staff was amenable under the circumstances to not receive such a comparison draft. If upon reflection, however, the Staff would like to see a cumulative redline, the Company would work to supplementally furnish a marked copy of the Revised Proxy Statement showing the changes made to the Proxy Statement or provide any other materials that would be helpful in reviewing the Revised Proxy Statement.

Set forth below are each of the Staff’s comments included in the Comment Letter followed immediately by the Company’s response thereto. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Revised Proxy Statement. The responses provided herein are based on discussions with, and information furnished by, representatives of the Company and its advisors.

General

1.
We refer to your response to prior comment 1 and revised disclosures indicating that the Heska Corporation stockholders will not have the opportunity to vote upon the acquisition transaction separate and apart from the proposal to approve the increase to the charter. Your disclosure on page 8; however, continues to indicate that shareholder approval may be required by law or the listing requirements of the Nasdaq Stock Market prior to issuing authorized shares. Please revise to clarify whether applicable laws or the listing requirements of the Nasdaq Stock Market will require you to seek shareholder approval for the acquisition of Cuattro International.

Response: The Company has complied with this Staff comment by clarifying on page 15 in the Revised Proxy Statement that if the Acquisition Amendment is approved, our board of directors will generally under applicable law be able to authorize and approve the issuance of the additional shares of Common Stock authorized by the Acquisition Amendment without further stockholder action.

2.
We note your response to prior comment 2. Please revise to provide all of the information required by Item 14 of Schedule 14A, including the transaction information required by Item 14(b) and the financial information required by Item 14(c)(2). With respect to the financial statements of the acquired company required by Item 17(b)(7) of Form S-4 pursuant to Item 14(c)(2), provide the financial statements that would be required in an annual report sent to security holders under Rules 14a-3(b)(1) and (b)(2). Please note that the provisions outlined in Item 17(b)(7)(i) and (ii) of Form S-4 are not applicable to your facts because your security holders are voting. In this regard, the penultimate sentence of Note A to Schedule 14 explains that your solicitation to authorize the shares “is also a solicitation with respect to the acquisition.”

Response: The Company has complied with this Staff comment by disclosing in Appendix B and elsewhere in the Revised Proxy Statement all of the information required by Item 14 of Schedule 14A, including the transaction information required by Item 14(b) and the financial information required by Item 14(c)(2).

Do any of Heska’s officers or directors, or persons associated with them have a substantial interest in the amendment?, page 7

3.
We note your response to prior comment 4, but we do not see where your revised disclosure addresses the final sentence of the prior comment. Please revise to disclose whether Mr. Wilson has any relationship to the Cuattro International affiliates who are responsible for the reserved liabilities/obligations that could result in the issuance of the additional 100,000 shares. Tell us in your response who the affiliates are.

Response: The Company has complied with this Staff comment by making the suggested revisions to page 11 of the Revised Proxy Statement to (i) disclose the Cuattro International affiliates responsible for the reserved liabilities and obligations that were owed to Cuattro International at September 30, 2015, (ii) disclose the sole Cuattro International affiliate responsible for the reserved liabilities and obligations that were owed to Cuattro International at December 31, 2015 as well as the total amount of such liabilities and obligations at December 31, 2015 and (iii) disclose Mr. Wilson’s relationship with each such affiliate.
Where you can find more information?, page 13

4.	Please revise the date of the fifth Form 8-K that you incorporate by reference. In this regard, we note that you filed a Form 8-K on November 16, 2015 and did not file one on October 16, 2015.

Response: The Company has complied with this Staff comment by incorporating by reference the only Current Report on Form 8-K that it has filed since the end of its last completed fiscal year.

Should any member of the staff have any questions regarding the Company’s responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (970) 493-7272 at your earliest convenience.
Very truly yours,
/s/ Jason Napolitano
Jason Napolitano
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary

cc: Scott Berdan, Holland & Hart LLP